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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 450 5800 fax sophia.hudson@davispolk.com

August 3, 2017

Re:	Fireman B.V. Draft Registration Statement on Form F-1 Submitted June 23, 2017 CIK No. 0001708688 CONFIDENTIAL

Ms. Dorrie Yale

Ms. Erin Jaskot

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Dorrie Yale and Ms. Erin Jaskot,

On behalf of our client, Fireman B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated July 20, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and three marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on June 23, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	2	August 3, 2017

Prospectus Summary

Overview, page 2

1.	Please revise your disclosure here and elsewhere as appropriate to specifically disclose how many of the 12 patients participating in the Phase IIa trial failed to respond to adalimumab. Please also clearly disclose that no placebo or control group is being used in the Phase IIa trial.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 91 and 94 of the Amended DRS.

2.	Please revise your product pipeline table here and in the Business section to reduce the length of the arrow shown in the first row since your Phase IIa trial of 12 patients is still ongoing. Please also delete the statement that you have completed the open-label Phase IIa trial, or tell us why this is an accurate statement.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that the last patient’s last visit for the Company’s Phase IIa trial of 12 patients with severe HS was completed in July 2017, and the Company expects to receive top-line results from the Phase IIa trial in August 2017. The Company will describe such final results from the Phase IIa trial, when available, in a future submission of the Draft Registration Statement. The Company has also revised the disclosure on pages 1, 15, 77, 83 and 91 of the Amended DRS to clarify that the last patient’s last visit for the Company’s Phase IIa trial was completed.

3.	We refer to your statement in the first paragraph that IFX-1 is a "first-in-class" antibody that has demonstrated disease-modifying clinical activity, safety and tolerability in multiple clinical settings." Please balance your disclosure by explaining that IFX-1 is a novel antibody and that its potential therapeutic benefit is unproven. In addition, a safety and efficacy determination is solely within the FDA’s authority. Accordingly, please also remove the statement here, and similar statements appearing frequently in your prospectus, that your product candidate has demonstrated safety, is safe, or has a favorable safety profile, as well as statements that IFX-1 is "highly efficacious," showed "remarkable efficacy," has demonstrated efficacy, or any other similar statements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3, 74, 82 and 92 of the Amended DRS to specify that IFX-1 is a novel antibody and that its potential therapeutic benefit is unproven. The Company has also revised the disclosure on pages 1, 3, 74, 89, 91, 92, 94, 95 and 96 of the Amended DRS to remove references that its product candidate has demonstrated safety, is safe or has a favorable safety profile, as well as statements that IFX-1 is highly efficacious, showed remarkable efficacy, has demonstrated efficacy, or similar statements.

Our programs, page 3

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	3	August 3, 2017

4.	Please supplementally provide support for your statement that approximately 50% or more of patients with moderate to severe HS do not respond to adalimumab. Please also balance your disclosure by indicating the number of participants in the adalimumab trials versus the Phase IIa clinical trial of IFX-1.

Response:	In response to the Staff’s comment, the Company will supplementally provide under separate cover the materials used to support the above claims. The Company has also revised the disclosure on pages 3 and 90 of the Amended DRS to indicate the number of patients in the pivotal adalimumab trials.

5.	We note your discussion on page 4 of the results from your ongoing Phase IIa trial by reference to the "validated HiSCR endpoint." Please briefly explain what is required to achieve the HiSCR endpoint. In addition, although it was used for the approval of adalimumab, since you state on page 19 that there is no guarantee that the FDA will allow you to use it as your primary endpoint, please remove the term "validated" here and elsewhere as appropriate.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Amended DRS to include the description of the HiSCR endpoint where it is first mentioned in the Amended DRS. The Company has also revised the disclosure on pages 3, 82, 90 and 91 of the Amended DRS to remove references to the HiSCR endpoint being “validated” by the FDA for IFX-1.

Implications of being an emerging growth company and a foreign private issuer, page 5

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company acknowledges the Staff’s comment. The Company advises the Staff that the Company will supplementally provide the Staff with a copy of the presentation that the Company uses in testing the waters meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Use of Proceeds, page 64

7.	Please clarify your disclosure to explain whether you expect you will be able to complete the Phase IIb HS trial and the Phase II AAV trial with the allocated amount.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	4	August 3, 2017

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Amended DRS.

Management's Discussion and Analysis

Research and Development Expenses, page 77

8.	You state "We did not track the costs of these activities on a program-by-program basis until 2016." Please disaggregate research and development expense for 2016 by program and by clinical trial, if available, or revise the disclosure to indicate why expense by program/trial is not disclosed.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that it did not allocate the costs of its research and development programs for its product candidates until the beginning of fiscal year 2017. As such, the Company will provide disaggregated research and development expenses for the first half of 2017 by program and by clinical trial, when available, in a future submission of the Draft Registration Statement. The Company has also revised the disclosure on page 78 of the Amended DRS.

Business, page 82

9.	For each of the pre-clinical and clinical trials discussed in this section, please expand the description of these trials to provide specific details and results of the studies, including, the date(s) of the trials and the location; the identity of any trial sponsor, as applicable; patient information (e.g., number of patients enrolled and treated and the criteria for participation in the study); duration of treatment and dosage information (both amount and frequency); the specific endpoints established by the trial protocol; and actual results observed, including whether statistical significance was demonstrated and the p- values supporting statistical significance.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 90 through 97 of the Amended DRS. With respect to the Company’s Phase IIa trial in HS, the Company respectfully advises the Staff that the last patient’s last visit was completed in July 2017, and the Company expects to receive top-line results from the Phase IIa trial in August 2017. The Company will describe such final results from the Phase IIa trial, when available, in a future submission of the Draft Registration Statement.

Our Strategy, page 83

10.	We note your statement in the second bullet on page 84 that the pre-clinical development of IFX-2 is supported by a German government grant, and note references to grants elsewhere in your disclosure. Please tell us whether the governments (or their related agencies) providing these grants are entitled to ownership of any of your intellectual property or to receive any material payments from you in the future.

Response:	In response to the Staff’s comment, the Company respectfully notes that the German government grant supporting the pre-clinical development of IFX-2 does not entitle the German government to any ownership rights of

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	5	August 3, 2017

the Company’s intellectual property or to any material payments from the Company in the future.

Our proprietary anti-C5a technology and product candidates, page 87

11.	We note your statement on page 89 that in all completed studies, IFX-1 blocked C5a with "high statistical significance." Please provide an explanation of the term "statistical significance" and discuss how statistical significance relates to the FDA´s evidentiary standards of efficacy. Please expand your disclosure to provide the results, including p- values, of the component analyses showing statistical significance for "all completed studies" and tell us what you consider to be "high statistical significance." Please provide similar disclosure elsewhere where you discuss statistical significance.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 89, 94, 95 and 96 of the Amended DRS. The Company respectfully advises the Staff that the top-line results from the Company’s Phase IIa trial in HS will not include any p-value, as the trial design did not specify such statistical analysis.

12.	We note your statement that you have "established first clinical proof of concept" for IFX-1 as a therapy for HS. Please explain specifically what you mean by this statement. Please also address here, and elsewhere as appropriate, the potential implications of having only 12 participants in the trial on certain of your findings, including proof of concept and statistical significance.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 91 of the Amended DRS.

13.	We refer to your statement in the last bullet on page 91 that you believe HS is an attractive lead indication for IFX-1 because of the potential for fast recruitment. However we note that you intend to seek orphan designation for the drug in the U.S. because of its small patient population, and your statement on page 20 that the small number of patients could result in slow enrollment of clinical trial participants. Please reconcile your statements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Amended DRS to reconcile these statements.

14.	Please revise the disclosure explaining the chart on page 93 to more clearly explain the results the graph represents. Please also disclose the amount of IFX-1 that was used.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended DRS.

15.	We note your statement on your website that MAC formation may not play a major role in the AAV disease. Please discuss the role of MAC formation in your disclosure of AAV on pages 93-94.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	6	August 3, 2017

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended DRS to reconcile these statements.

16.	Please explain your statement in the fourth paragraph on page 94 that recent studies of Chemocentryx's CCX168 provided a "proof of concept for the role of the C5a/C5aR signaling axis in AAV patients," including the specific results that support this statement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended DRS.

17.	We note your disclosure on page 95 that you have determined to focus on HS and AAV as opposed to SCIENS because of the "variable nature of the sepsis indication." Please explain what you mean by "variable nature" and how it influenced your decision to focus on HS and AAV.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Amended DRS.

Intellectual Property, page 98

18.	We refer to your statement in the fourth paragraph of this section relating to patents and pending patent applications covering antibodies that block C5a and its use in the treatment of "various diseases." Please clarify the indications that are covered by the patents and pending applications, including whether HS and AAV are included.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 98 of the Amended DRS.

Principal Shareholders, page 117

19.	Please include the information required by Item 7.A.2 of Form 20-F.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Amended DRS.

Dutch Tax Considerations

German Tax Considerations, page 143

20.	You disclose here that these sections contain descriptions of certain material Dutch and German tax consequences and/or principles. Please remove the term “certain” to clarify that this section addresses all material consequences. In addition, we note that you intend to file short-form tax opinions and the tax disclosure in these sections and in the section on U.S. tax consequences will serve as tax opinions. Accordingly, please revise these sections to remove language stating that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	7	August 3, 2017

an opinion cannot be given. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 135 through 150 of the Amended DRS.

Notes to consolidated financial statements

InflaRx GmbH - Consolidated Financial Statements

Note 13 Share-based payments, page F-19

21.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:	The Company acknowledges the Staff’s comment. Once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining how the Company determined the fair value of the common shares underlying the Company’s equity issuances and the reasons for the difference between the most recent valuations of its common shares leading up to the IPO and the estimated offering price.

22.	Please provide us the names and volatility of each of the peer companies you used to estimate expected volatility of 63% for 2016. Also explain why you believe each company was similar to you. In your response, at a minimum, specifically tell us whether these peer companies have any product revenues and the following information regarding their development pipelines:

•	The number of product candidates in the pipeline;

•	The general therapeutic area of these product candidates; and

•	The phase of development for these product candidates.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that it considered the following companies for purposes of determining the estimated volatility. Each company’s historical volatility, product revenues, number of product candidates in the pipeline and the phase of development for such candidates, and general therapeutic area of focus for such candidates are also noted.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	8	August 3, 2017

Company	Asset Volatility	Product Revenues ($ millions)	Pipeline / Development Stage	General Therapeutic Area
Arena Pharmaceuticals, Inc.	72.2%	26.3	6 (Phase II)	Novel small molecule drugs for acute and inflammatory therapeutic areas
Ablynx N.V.	34.9%	—	Over 38 (pre-clinical) 7 (Phases I or II)	Treatment of a wide range of diseases, including inflammation and inflammatory diseases
Xencor, Inc.	63.0%	—	3 (pre-clinical) 8 (Phases I or II) 3 (Phase II)	Treatment of different therapeutic areas such as immune inhibitors against inflammation diseases
Innate Pharma S.A.	54.4%	—	4 (pre-clinical) 4 (Phases I or II)	Development of therapeutic antibodies that harness the innate immune system.
ChemoCentryx, Inc.	96.8%	—	2 (pre-clinical) 1 (Phase 1) 3 (Phase II) 2 (Phase III)	Treatment of different therapeutic areas involving inflammatory disorders.
TxCell S.A.	50.1%	—	4 (research) 1 (pre-clinical) 1 (Phase I)	Development of cellular immunotherapy platforms based on antigen-specific regulatory T-cells for the treatment of several autoimmune and inflammatory diseases.
Neovacs S.A.	81.9%	—	5 (pre-clinical) 1 (Phase II)	Development of Kinoids® as alternative antibodies for therapeutic use in inflammatory diseases.

The Company selected these pharmaceutical companies for its peer group primarily due to their specific therapeutic area of focus (autoimmune and/or inflammatory diseases). In addition, they are all in the process of pursuing significant development projects in a stage of their life cycle that is comparable to the Company. Except for Arena Pharmaceuticals, Inc., which sells product only to a significant collaboration partner, none of these peer companies generated any revenue from product sales in fiscal year 2016.

Note 17 Financial risk management Liquidity risk, page F-26

23.	You state here that you raised funding in September 2016, however, in Note 14 you state you sold preferred shares in July 2016. Please reconcile these two statements and revise the disclosure as necessary.

Response:	The Company respectfully advises the Staff that the issuance of the preferred shares occurred in July 2016 in exchange for a nominal amount of €1.00 per share, as required under German law for the registration of such shares. The amount in excess of the nominal amount, or the share premium, was subsequently called by the Company and collected in the fiscal quarter ended September 30, 2016 (with the exception of one investor, who paid the share premium later in March 2017). In response to the Staff’s comment, the Company has revised the disclosure on pages F-21, F-26 and II-1 of the Amended DRS.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	9	August 3, 2017

Please do not hesitate to contact me at (212) 450-4762, (212) 450-5800 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Sophia Hudson
Sophia Hudson

cc:	Via E-mail Niels Riedemann, Chief Executive Officer Arnd Christ, Chief Financial Officer Fireman B.V.